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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 1999

                                 AMDOCS LIMITED

                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island of Guernsey, Channel Islands

                                  Amdocs, Inc.

           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              FORM 20-F X FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    YES NO X
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                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        FOR THE MONTH OF SEPTEMBER, 1999

AGREEMENT TO ACQUIRE INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS, INC.

      On September 3, 1999, the registrant, Amdocs Limited ("Amdocs") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ivan Acquisition Corp. and International Telecommunication Data Systems, Inc. ("ITDS"). The Merger Agreement provides for a stock-for-stock merger in which each ITDS common share will be exchanged for a number of Amdocs Ordinary Shares equal to $10.50 divided by the ten-day average closing price of the Amdocs shares immediately prior to the completion of the merger, subject to a maximum exchange ratio of .4603 and a minimum exchange ratio of .3717. In addition, Amdocs will convert ITDS options to Amdocs options according to the same exchange ratio.

      Closing under the Merger Agreement is conditioned on, among other things, approval by ITDS' shareholders and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Merger Agreement contains prohibitions on the solicitation of, negotiations with respect to, or other activity to facilitate, competing acquisition proposals involving ITDS, with exceptions for certain actions determined to be required by the fiduciary duties of ITDS' board of directors. The Merger Agreement further provides that if any of certain competing transactions involving ITDS are consummated, ITDS is obligated to pay Amdocs a break-up fee of $6.42 million. In addition, Amdocs is entitled to exercise options on ITDS common shares representing in the aggregate 19.9 percent of ITDS's outstanding common shares, as well as certain ITDS common shares beneficially owned by a member of ITDS' management.

      The transaction contemplated by the Merger Agreement is intended to qualify as a tax free reorganization for U.S. federal income tax purposes and will be accounted for using the purchase accounting method under United States generally accepted accounting principles.

      Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Merger Agreement, a related Stock Option Agreement and Voting Agreement, and a press release announcing the merger.
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EXHIBITS

EXHIBIT NO.       DESCRIPTION

2.1 Merger Agreement, dated as of September 3, 1999, among Amdocs Limited, Ivan Acquisition Corp. and International Telecommunication Data Systems, Inc.

2.2 Stock Option Agreement dated as of September 3, 1999, by and between International Telecommunication Data Systems, Inc. and Amdocs Limited

2.3 Voting Agreement dated as of September 3, 1999, among Amdocs Limited and Sandra Bakes

99.1              Amdocs Limited Press Release dated as of September 6, 1999
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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Amdocs Limited

                                    /s/  Thomas G. O'Brien
Date: September 9, 1999             ------------------------------
                                    Thomas G. O'Brien
                                    Treasurer and Secretary
                                    Authorized U.S.
                                    Representative
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EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

2.1 Agreement and Plan of Merger, dated as of September 3, 1999, among Amdocs Limited, Ivan Acquisition Corp. and International Telecommunication Data Systems, Inc.

2.2 Stock Option Agreement dated as of September 3, 1999, by and between International Telecommunication Data Systems, Inc. and Amdocs Limited

2.3 Voting Agreement dated as of September 3, 1999, among Amdocs Limited and Sandra Bakes

99.1              Amdocs Limited Press Release dated September 6, 1999